March 27, 2017

Canabo Opens Clinic in St. Catharine’s, Ontario

March 27, 2017 – St. Catharine’s, Ontario – Canabo Medical Inc. (TSX-V: CMM) (OTCQB: CAMDF) (“Canabo” or the “Company”) is pleased to announce it has opened a clinic in St. Catharine’s, Ontario. Canabo clinics specialize in assisting referred patients with a wide variety of chronic conditions through medical marijuana treatments. Our St. Catharine’s clinic is located at 180 Vine Street South.

Dr. Neil Smith, Executive Chairman of Canabo Medical Inc. stated, “Our clinic in St. Catharine’s is opening on the heels of our clinic opening in Chilliwack. We are aggressively expanding across Canada as more Physicians and patients alike want to be involved in CMC.”

Canabo wholly owns and operates 14 Cannabinoid Medical Clinics, or CMClinics, Canada’s most respected and largest referral-only clinics for medical cannabis. Since beginning operations in 2014, Canabo now has clinic locations in Toronto, Barrie, St. Catharine’s, Burlington, Stoney Creek, Ottawa, Hamilton, Halifax, St.  John’s, Moncton, Kingston, Edmonton, Calgary and Chilliwack. The company has plans to open an additional 8 clinics in 2017.

For further information, please contact:
Ms. Madeline Whittaker
Telephone: +1(902) 334-1700
Email: media@cmclinic.ca
www.canabocorp.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

Forward Looking Statements

Canabo

Except for historical information, this press release contains forward-looking statements, which reflect Canabo Medical Inc.’s current expectations regarding future events. These forward-looking statements involve known and unknown risks and uncertainties that could cause Canabo’s actual results to differ materially from those statements. Those risks and uncertainties include, but are not limited to, the Company’s ability to access capital, the successful and timely completion of opening clinics, regulatory changes, competition, approvals and other business and industry risks.

The forward-looking statements in this press release are also based on a number of assumptions which may prove to be incorrect. Forward-looking statements contained in this press release represent views only as of the date of this release and are presented for the purpose of assisting potential investors in understanding Canabo’s business and may not be appropriate for other purposes. Canabo does not undertake to update forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation. Investors are cautioned not to rely on these forward-looking statements and are encouraged to consult with a professional investment advisor.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward looking statements contained in this news release are expressly qualified by this cautionary statement.